Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the “Company”): Beneficial interests in the ordinary shares of the Company

The Company has received notice from Grindrod Limited that on 23 September 2021, it has disposed of its entire interest, consisting of 1,841,962 ordinary shares in the Company, which represents 9.60% of the 19,185,352 ordinary shares in issue (excluding 124,672 treasury shares) on 23 September 2021. This is in line with Grindrod Limited’s commitment to reduce investments that are “non-core” to its current business strategy.

By order of the Board

28 September 2021

Sponsor: Grindrod Bank Limited